Exhibit 99.1

For immediate release

March 30, 2010

Press Release

NWT Uranium Corp Receives Dividend From Niger Uranium

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF, Frankfurt: NMV) (“NWT” or “The Company”) would like to announce that it has received its proportionate share of the Dividend announced by Niger Uranium Ltd (“Niger”) on 16 Feb 2010. The dividend, as announced by Niger Uranium, was from the disposal of 14,000,000 shares in Kalahari Minerals plc. NWT received GBP 1,285,686 based on its direct interest in Niger Uranium. In addition, NWT’s wholly owned subsidiary Niketo Co Ltd, also received GBP 6,828,700 based on its interest in Niger Uranium.

NWT still retains its 35% direct and indirect interest in Niger, 7.31% interest in Azimut Exploration Inc (1,800,000 shares) and 3.47% of NWM Mining Corp (7,500,000 shares).

Contact and Information

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com